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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         ACCELR8 TECHNOLOGY CORPORATION
                         ------------------------------
                                (Name of Issuer)

                                     COMMON
                                     ------
                         (Title of Class of Securities)

                                   004304 20 0
                                   -----------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
            (Date of Event which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP No. 004304 20 0
          -----------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. Of Above Person (entities only)

          Trainer, Wortham and Company Inc., Tax ID Number - 223623353
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) /__/
     (b) /__/
--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION     New York

--------------------------------------------------------------------------------

       Number of               5    SOLE VOTING POWER
       Shares
       Beneficially            -------------------------------------------------
       Owned by Each           6    SHARED VOTING POWER
       Reporting                    863,000
       Person with             -------------------------------------------------
                               7    SOLE DISPOSITIVE POWER

                               -------------------------------------------------
                               8    SHARED DISPOSITlVE POWER
                                    863,000
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     863,000

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.3%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer: Accelr8 Technology Corporation

     (b) Address of Issuer's Principal Executive Offices: 303 17th Avenue #108, Denver Colorado 80203

Item 2.

     (a)  Name of Person Filing: Trainer, Wortham & Company, Inc.

     (b) Address of Principal Business Office: 845 Third Avenue, New York, NY 10021

     (c)  Citizenship: USA

     (d)  Title of Class of Securities: Common Stock

     (e)  CUSIP Number: 004304 20 0

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether this person filing is a:

     (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

     (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

     (d) /__/ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / X / An investment adviser in accordance with ss.240.13d-
          1(b)(1)(ii)(E);

     (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) /__/ Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) /__/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  /__/ Group in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 863,0000

     (b)  Percent of class: 11.3%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 863,000

          (ii) Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of: 863,000

          (iv) Shared power to dispose or to direct the disposition of


Item 5. Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          The power to vote and dispose of the shares is shared with persons establishing brokerage and/or investment advisor accounts with the filing party. 800,000 of the 863,000 shares are held by the filing party are in accounts where such powers are shared with A. Alexander Arnold, John Alfred Berol, David J. Berol and Margaret Berol Beattie as co-trusties of the following trusts:

          Trust u/w Kenneth R. Berol fbo John A. Berol
          Trust u/w Kenneth R. Berol fbo David N. Berol
          Berol Family Trust fbo John Berol
          Berol Family Trust fbo Margaret B. Beattie

          The remaining 63,000 shares are held by the filing party in individual accounts for:

          John A. Berol
          Margaret B. Beattie

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        Not Applicable.

Item 9. Notice of Dissolution of Group. Not Applicable.

Item 10. Certification.

     (a) The following certification shall be included if the statement is filed pursuant toss.240.13d-1(b):

     By signing below I/we - certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief -I/we-certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2002


By: /s/ A. Alexander Arnold


Name/Title : A. Alexander Arnold, Managing Director